                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                              ---------------------



                                    FORM 11-K



              ( X ) Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                     Commission file Nos. 2-83724, 33-12324,
                              33-38267 and 33-55587


                             ---------------------



                   For the Fiscal Year Ended December 31, 1997

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                            (Full Title of the Plan)









                            TRANSAMERICA CORPORATION
                              600 Montgomery Street
                         San Francisco, California 94111


                     (Name of Issuer of the Securities Held
                      Pursuant to the Plan and the Address
                       of its Principal Executive Office)

Required information:

         (a)      Financial statements filed as a part of this report:

                  Report of Ernst & Young LLP, Independent Auditors
                  Statement of Net Assets Available for Plan Benefits
                      December 31, 1997 and 1996
                  Statement of Changes in Net Assets Available for Plan Benefits
                      - Years ended December 31, 1997, 1996 and 1995
                  Notes to Financial Statements - December 31, 1997

         (b) Exhibit filed as a part of this report:

                  23.1 Consent of Ernst & Young LLP to the incorporation by reference of their report dated February 20, 1998 in Transamerica Corporation's Registration Statements on Form S-8 (File Nos. 2-83724, 33-12324,
                                    33-38267 and 33-55587).


                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)



Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 31, 1998

                              FINANCIAL STATEMENTS


                                       For


                           ANNUAL REPORT ON FORM 11-K







                            TRANSAMERICA CORPORATION

                          EMPLOYEES STOCK SAVINGS PLAN




                          Year Ended December 31, 1997

                   REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                            Ernst & Young LLP

Los Angeles, California
February 20, 1998

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1997
                                  (Part 1 of 2)

                                    Transamerica                                                                      Transamerica
                                     Corporation                      Transamerica                   Transamerica     Premier
                                       Common         Transamerica     Fixed         Transamerica    Equity           Cash
                                        Stock         Bond             Income        Equity          Index            Reserve
                                        Fund          Fund             Fund          Fund            Fund             Fund

Investments:
   Transamerica Corporation
     Common Stock--at fair value
     (cost $124,038,350 for
     2,671,156 shares) .......    $284,478,052
   Transamerica Bond Fund--at
     fair value (cost $5,353,136
     for 429,736 shares) .....                       $  6,788,580
   Transamerica Fixed Income
     Fund--at cost, which
     approximates fair value...                                      $ 40,025,704
   Transamerica Equity Fund--at
     fair value (cost $32,130,495
     for 2,658,247 shares).....                                                     $ 64,364,928
   Transamerica Equity Index
     Fund--at fair value (cost
     $6,479,547 for 481,144
     shares)...................                                                                     $ 10,968,966
   Transamerica Premier Cash
     Reserve Fund--at cost, which
     approximates fair value...                                                                                       $  6,382,160
   Dodge & Cox Balanced Fund--at
     fair value (cost $9,736,555
     for 189,048 shares).......
   T. Rowe Price Equity Income
     Fund--at fair value (cost
     $13,481,650 for 716,019
     shares)..................
   Loans to participants......
                                 ------------       -------------    ------------   ------------    ------------      ------------
   Total investments .........    284,478,052           6,788,580      40,025,704     64,364,928      10,968,966         6,382,160

Cash .........................      2,292,229
Dividends receivable .........      1,346,339
                                 ------------       -------------    ------------   ------------    ------------      ------------
         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS    $288,116,620        $  6,788,580     $40,025,704   $ 64,364,928    $ 10,968,966      $  6,382,160
                                 ============        ============     ===========   ============    ============      ============
        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES           6,700               1,200           2,900          3,900           2,000               800
                                        =====               =====           =====          =====           =====               ===

See notes to financial statements


                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1997
                                  (Part 2 of 2)


                                                       T.Rowe
                                        Dodge          Price
                                        & Cox          Equity
                                      Balanced         Income        Participant
                                        Fund           Fund          Loans             Total

Investments:
   Transamerica Corporation
     Common Stock--at fair value
     (cost $124,038,350 for
      2,671,156 shares)...........                                                 $284,478,052
   Transamerica Bond Fund--at
     fair value (cost $5,353,136
     for 429,736 shares)..........                                                    6,788,580
   Transamerica Fixed Income
     Fund--at cost, which
     approximates fair value......                                                   40,025,704
   Transamerica Equity Fund--at
     fair value (cost $32,130,495
     for 2,658,247 shares).......                                                    64,364,928
   Transamerica Equity Index
     Fund--at fair value (cost
     $6,479,547 for 481,144
     shares)....................                                                     10,968,966
   Transamerica Premier Cash
     Reserve Fund--at cost, which
     approximates fair value.....                                                     6,382,160
   Dodge & Cox Balanced Fund--at
     fair value (cost $9,736,555
     for 189,048 shares) ........ $ 12,624,626                                       12,624,626
   T. Rowe Price Equity Income
     Fund--at fair value (cost
     $13,481,650 for 716,019
     shares) ....................                $18,666,621                         18,666,621
   Loans to participants ........                                  $ 11,594,351      11,594,351
                                  ------------   -----------       ------------    ------------
   Total investments ............   12,624,626    18,666,621         11,594,351     455,893,988

Cash.............................                                                     2,292,229
Dividends receivable ............                                                     1,346,339
                                  ------------   -----------       ------------    ------------
         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS     $ 12,624,626   $18,666,621       $ 11,594,351    $459,532,556
                                  ============   ===========       ============    ============
        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES            2,000         2,400              1,500
                                         =====         =====              =====

See notes to financial statements

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1996
                                  (Part 1 of 2)


                                    Transamerica                                                                        Transamerica
                                     Corporation                      Transamerica                   Transamerica       Premier
                                       Common         Transamerica    Fixed         Transamerica     Equity             Cash
                                        Stock         Bond            Income        Equity           Index              Reserve
                                        Fund          Fund            Fund          Fund             Fund               Fund

Investments:
   Transamerica Corporation
   Common Stock--at fair value
   (cost $127,499,236 for
   3,010,875   shares) ........    $237,859,122
Transamerica  Bond
   Fund--at fair value
   (cost $4,813,130
   for 397,169 shares) ........                     $ 5,620,882
Transamerica Fixed Income
   Fund--at cost, which
   approximates fair value.....                                    $45,730,944
Transamerica Equity Fund--at
   fair value (cost $22,461,318
   for 2,226,803 shares).......                                                    $36,837,936
Transamerica Equity Index
   Fund--at fair value (cost
   $4,924,707 for 407,652
   shares).....................                                                                   $ 6,984,976
Transamerica Premier Cash
   Reserve Fund--at cost, which
   approximates fair value.....                                                                                       $  4,486,994
Dodge & Cox Balanced Fund--at
   fair value (cost $7,797,914
   for 159,303 shares)
T. Rowe Price Equity Income
   Fund--at fair value (cost
   $10,672,738 for 599,043
   shares..................
Loans to participants......
                                  ------------    -----------      -----------    ------------    -----------         ------------
   Total investments .......       237,859,122      5,620,882       45,730,944      36,837,936      6,984,976            4,486,994

Cash........................           858,015
Dividends receivable .......         1,505,277
                                  ------------    -----------      -----------    ------------    -----------         ------------
         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS     $240,222,414    $ 5,620,882      $45,730,944    $ 36,837,936    $ 6,984,976         $  4,486,994
                                  ============    ===========      ===========    ============    ===========         ============
        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES            7,000          1,300            3,300           3,500          1,700                  900
                                         =====          =====            =====           =====          =====                  ===

See notes to financial statements


                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1996
                                  (Part 2 of 2)


                                                              T.Rowe
                                             Dodge            Price
                                             & Cox            Equity
                                             Balanced         Income          Participant
                                             Fund             Fund            Loans               Total

Investments:
   Transamerica Corporation
      Common Stock--at fair value
      (cost $127,499,236 for
       3,010,875 shares)............                                                           $237,859,122
   Transamerica Bond Fund--at
      fair value (cost $4,813,130
      for 397,169 shares)...........                                                              5,620,882
   Transamerica Fixed Income
      Fund--at cost, which
      approximates fair value.......                                                             45,730,944
   Transamerica Equity Fund--at
      fair value (cost $22,461,318
      for 2,226,803 shares).........                                                             36,837,936
   Transamerica Equity Index
      Fund--at fair value (cost
      $4,924,707 for 407,652
      shares).......................                                                              6,984,976
   Transamerica Premier Cash
      Reserve Fund--at cost, which
      approximates fair value.......                                                              4,486,994
   Dodge & Cox Balanced Fund--at
      fair value (cost $7,797,914
      for 159,303 shares)........... $  9,529,502                                                 9,529,502
   T. Rowe Price Equity Income
      Fund--at fair value (cost
      $10,672,738 for 599,043
      shares) ......................                     $ 13,502,435                            13,502,435
   Loans to participants ...........                                       $ 10,393,794          10,393,794
                                     ------------        ------------      ------------        ------------
   Total investments ...............    9,529,502          13,502,435        10,393,794         370,946,585

Cash................................                                                                858,015
Dividends receivable ...............                                                              1,505,277
                                     ------------        ------------      ------------        ------------
         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS        $  9,529,502        $ 13,502,435      $ 10,393,794        $373,309,877
                                     ============        ============      ============        ============
        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES               2,000               2,400             1,600
                                            =====               =====             =====

See notes to financial statements


                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1997
                                  (Part 1 of 2)


                                Transamerica                                                                         Transamerica
                                Corporation                         Transamerica                     Transamerica    Premier
                                Common              Transamerica    Fixed           Transamerica     Equity          Cash
                                Stock               Bond            Income          Equity           Index           Reserve
                                Fund                Fund            Fund            Fund             Fund            Fund

ADDITIONS
Net investment income:
 Interest...........            $     102,535                       $  2,904,243                                      $     294,734
 Dividend...........                5,584,060
                                -------------                       ------------                                      -------------
  Net investment income ...         5,686,595                         2,904,243                                            294,734
Net realized investment gain
 and change in net unrealized
 appreciation of investments..     78,430,497      $    627,692                   $  17,857,815    $   2,429,150
Contributions
 Participants...............        3,503,041           566,340        1,339,561      5,226,721        1,519,012           872,708
 Loan repayments............        1,493,445           113,743          662,469      1,348,247          253,585           137,620
 Employer (reduced by
  forfeitures of $201,672)..        8,107,187
Interfund transfers.........      (13,113,058)          316,938       (3,069,834)    10,085,860        1,020,707         2,531,524
Loan advances...............       (2,550,674)         (146,591)        (830,039)    (1,479,063)        (313,290)         (167,360)
                               --------------      ------------     ------------   ------------     ------------      ------------
     Total additions........       81,557,033         1,478,122        1,006,400     33,039,580        4,909,164         3,669,226

DEDUCTIONS
Distributions to participants:
 Securities at fair value ...      33,662,827           310,424                       5,512,588          925,174
 Cash .......................                                          6,711,640                                          1,774,060
                               --------------      ------------     ------------   ------------     ------------      -------------
     Total Deductions........      33,662,827           310,424        6,711,640      5,512,588          925,174          1,774,060
                               --------------      ------------     ------------   ------------     ------------      -------------

Net additions/(deductions) ...     47,894,206         1,167,698       (5,705,240)    27,526,992        3,983,990          1,895,166
Net assets available for plan
 benefits at December 31, 1996    240,222,414         5,620,882       45,730,944     36,837,936        6,984,976          4,486,994
                               --------------      ------------     ------------   ------------     ------------      --------------

  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS AT
     DECEMBER 31, 1997 ....... $  288,116,620     $   6,788,580     $ 40,025,704  $  64,364,928    $  10,968,966      $   6,382,160
                               ==============     =============     ============  =============    =============      =============



See notes to financial statements


                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1997
                                  (Part 2 of 2)


                                                           T.Rowe
                                            Dodge          Price
                                            & Cox          Equity
                                            Balanced       Income          Participant
                                            Fund           Fund            Loans                 Total

ADDITIONS
Net investment income:
  Interest.......................                                        $     901,583       $   4,203,095
  Dividend.......................     $     940,749    $   1,804,013                             8,328,822
                                      -------------    -------------     -------------       -------------
    Net investment income........           940,749        1,804,013           901,583          12,531,917
Net realized investment gain
  and change in net unrealized
  appreciation of investments ...         1,156,483        2,355,274                           102,856,911
Contributions:
  Participants...................         1,490,489        1,837,758                            16,355,630
  Loan repayments................           281,426          477,575        (4,768,110)
  Employer (reduced by
    forfeitures of $201,672).....                                                                8,107,187
Interfund transfers..............           763,070        1,464,793
Loan advances....................          (325,815)        (529,064)        6,341,896
                                      -------------    -------------     -------------        -------------
    Total additions..............         4,306,402        7,410,349         2,475,369         139,851,645

DEDUCTIONS
Distributions to participants:
  Securities at fair value ......         1,211,278        2,246,163                            43,868,454
  Cash...........................                                            1,274,812           9,760,512
                                      -------------    -------------     -------------       -------------
    Total Deductions.............         1,211,278        2,246,163         1,274,812          53,628,966
                                      -------------    -------------     -------------       -------------
Net additions/(deductions) ......         3,095,124        5,164,186         1,200,557          86,222,679
Net assets available for plan
   benefits at December 31, 1996          9,529,502       13,502,435        10,393,794         373,309,877
                                      -------------    -------------     -------------       -------------

   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
      DECEMBER 31, 1997 .........     $  12,624,626    $  18,666,621     $  11,594,351       $ 459,532,556
                                      =============    =============     =============       =============


See notes to financial statements


                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1996
                                  (Part 1 of 2)


                                  Transamerica
                                  Corporation                                                               John        Transamerica
                                  Transamerica                   Transamerica                Transamerica   Hancock     Premier
                                  Common          Transamerica   Fixed         Transamerica  Equity         Cash        Cash
                                  Stock           Bond           Income        Equity        Index          Reserve     Reserve
                                  Fund            Fund           Fund          Fund          Fund           Fund        Fund

ADDITIONS
Net investment income:
 Interest ..................      $     112,978                 $ 3,129,336                               $ 148,801      $   16,194
 Dividend ..................          6,067,765
                                  -------------                 -----------                               ---------      ----------
  Net investment income ....          6,180,743                   3,129,336                                 148,801          16,194
Net realized investment gain
 and change in net unrealized
 appreciation of investments...      19,277,864    $  160,366                 $ 7,704,638   $1,069,229
Contributions:
 Participants...............          4,163,875       663,775     1,672,291     4,033,844      987,603       281,951         26,486
 Loan repayments...............       1,365,567       120,734       671,760       885,340      160,538        68,190         13,708
 Employer (reduced by for-
   feitures of $324,244) ......       8,504,613
 Defaulted loans...............
Interfund transfers............      (6,906,438)      313,611    (1,551,915)    3,217,194    1,166,937    (2,854,188)     4,450,966
Loan advances..................      (2,333,277)     (235,212)   (1,355,182)     (951,122)    (266,513)     (109,261)       (10,003)
                                   ------------    ----------   -----------   -----------   ----------    ----------    -----------
  Total additions .............      30,252,947     1,023,274     2,566,290    14,889,894    3,117,794    (2,464,507)     4,497,351

DEDUCTIONS
Distributions to participants:
 Securities, at fair value .....     16,110,620       184,830                   1,933,597      372,270
 Cash...........................         98,754                   5,337,785                                  792,411         10,357
                                   ------------    ----------   -----------   -----------   ----------    ----------    -----------
  Total deductions .............     16,209,374       184,830     5,337,785     1,933,597      372,270       792,411         10,357
                                   ------------    ----------   -----------   -----------   ----------    ----------    -----------
Net additions/(deductions) .....     14,043,573       838,444    (2,771,495)   12,956,297    2,745,524    (3,256,918)     4,486,994
Net assets available for plan
 benefits at December 31, 1995..    226,178,841     4,782,438    48,502,439    23,881,639    4,239,452     3,256,918
                                   ------------    ----------   -----------   -----------   ----------    ----------    -----------
 NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 DECEMBER 31, 1996 .............  $ 240,222,414   $ 5,620,882   $45,730,944   $36,837,936   $6,984,976    $             $ 4,486,994
                                  =============   ===========   ===========   ===========   ==========    ==========    ===========


See notes to financial statements

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1996
                                  (Part 2 of 2)


                                                         T.Rowe
                                           Dodge         Price
                                           & Cox         Equity
                                           Balanced      Income        Participant
                                           Fund          Fund          Loans               Total

ADDITIONS
Net investment income:
   Interest.................                                        $   747,490     $  4,154,799
   Dividend.................          $   312,471    $   385,916                       6,766,152
                                      -----------    -----------    -----------     ------------
     Net investment income ......         312,471        385,916        747,490       10,920,951
Net realized investment gain
   and change in net unrealized
   appreciation of investments ...        874,499      1,602,535                      30,689,131
Contributions:
   Participants...................      1,210,012      1,483,319                      14,523,156
   Loan repayments................        218,638        309,833     (3,814,308)
   Employer (reduced by for-
     feitures of $324,244) ........                                                    8,504,613
   Defaulted loans.................                                     376,919          376,919
Interfund transfers................       412,665      1,751,168
Loan advances......................      (274,858)      (385,385)     5,920,813
                                      -----------    -----------    -----------     ------------
     Total additions...............     2,753,427      5,147,386      3,230,914       65,014,770

DEDUCTIONS
Distributions to participants:
   Securities, fair value .........       686,725        596,342                      19,884,384
   Cash............................                                     748,612        6,987,919
                                      -----------    -----------    -----------     ------------
     Total deductions .............       686,725        596,342        748,612       26,872,303
                                      -----------    -----------    -----------     ------------
Net additions/(deductions) ........     2,066,702      4,551,044      2,482,302       38,142,467
Net assets available for plan
   benefits at December 31, 1995        7,462,800      8,951,391      7,911,492      335,167,410
                                      -----------    -----------    -----------     ------------

   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
   DECEMBER 31, 1996                  $ 9,529,502    $13,502,435    $10,393,794     $373,309,877
                                      ===========    ===========    ===========     ============

See notes to financial statements

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1995
                                  (Part 1 of 2)


                                       Transamerica                                                                         John
                                       Corporation                     Transamerica                      Transamerica       Hancock
                                       Common         Transamerica     Fixed            Transamerica     Equity             Cash
                                       Stock          Bond             Income           Equity           Index              Reserve
                                       Fund           Fund             Fund             Fund             Fund               Fund

ADDITIONS
Net investment income:
 Interest.................        $     63,635                        $ 3,179,887                                        $  148,147
 Dividend.................           6,253,457
                                  ------------                        -----------                                        -----------
 Net investment income....           6,317,092                          3,179,887                                           148,147
Net realized investment gain
 and change in net unrealized
 appreciation of investments ...    72,928,533     $ 790,668                          $ 6,365,510      $ 1,076,046
Contributions:
 Participants.................       4,321,150       581,499            2,375,423       2,959,499          667,139          272,627
 Loan repayment................      1,253,637        91,018              609,699         537,233          119,455           68,378

 Employer (reduced by for-
   feitures of $402,690).......      8,037,553
Interfund transfers...........      (9,177,146)      563,497            3,276,844       2,102,343          142,863        1,960,347
Loan disbursements............      (1,345,349)     (124,961)          (1,208,934)       (430,533)        (107,425)        (202,722)
                                  ------------    ----------         ------------     -----------      -----------      -----------
   Total additions...........       82,335,470     1,901,721            8,232,919      11,534,052        1,898,078        2,246,777


DEDUCTIONS
Distributions to participants:
   Securities, at fair value...     13,947,455       214,460                              975,920          302,822
   Cash...........                     140,251                          4,854,941                                         1,223,577
                                  ------------    ----------         ------------     -----------      -----------      -----------

     Total deductions...........    14,087,706       214,460            4,854,941         975,920          302,822        1,223,577
                                  ------------    ----------         ------------     -----------      -----------      -----------

Net additions ...............       68,247,764     1,687,261            3,377,978      10,558,132        1,595,256        1,023,200
Net assets available for plan
   benefits at December 31, 1994   157,931,077     3,095,177           45,124,461      13,323,507        2,644,196        2,233,718
                                  ------------    ----------         ------------     -----------      -----------      -----------
   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
   DECEMBER 31, 1995 ............ $226,178,841    $4,782,438          $48,502,439     $23,881,639      $ 4,239,452      $ 3,256,918
                                  ============    ==========          ===========     ===========      ===========      ===========




See notes to financial statements

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year Ended December 31, 1995
                                  (Part 2 of 2)


                                                          T.Rowe
                                            Dodge         Price
                                            & Cox         Equity
                                            Balanced      Income           Participant
                                            Fund          Fund             Loans                 Total

ADDITIONS
Net investment income:
   Interest ..................                                            $   570,839       $  3,962,508
   Dividend ..................          $   385,103      $   470,457                           7,109,017
                                        -----------      -----------      -----------       ------------
     Net investment income ...              385,103          470,457          570,839         11,071,525
Net realized investment gain
   and change in net unrealized
   appreciation of investments ...        1,159,541        1,436,683                          83,756,981
Contributions:
   Participants ..................        1,140,779        1,275,354                          13,593,470
   Loan repayment.................          199,863          237,989       (3,117,272)
   Employer (reduced by for-
     feitures of $402,690) .......                                                             8,037,553
Interfund transfers...............          508,526          622,726
Loan disbursements................         (255,767)        (226,609)       3,902,300
                                        -----------      -----------      -----------       ------------
     Total additions..............        3,138,045        3,816,600        1,355,867        116,459,529

DEDUCTIONS
Distributions to participants:
   Securities, at fair value......        1,006,212          394,705                          16,841,574
   Cash...........................                                            517,566          6,736,335
                                        -----------      -----------      -----------       ------------
     Total deductions                     1,006,212          394,705          517,566         23,577,909
                                        -----------      -----------      -----------       ------------
Net additions.....................        2,131,833        3,421,895          838,301         92,881,620
Net assets available for plan
   benefits at December 31, 1994          5,330,967        5,529,496        7,073,191        242,285,790
                                        -----------      -----------      -----------       ------------
   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
   DECEMBER 31, 1995                    $ 7,462,800      $ 8,951,391      $ 7,911,492       $335,167,410
                                        ===========      ===========      ===========       ============



See notes to financial statements

Page 15
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997


NOTE A--Description of the Plan


       The Transamerica Corporation Employees Stock Savings Plan (the Plan) is a profit-sharing plan with provisions for pretax salary deferrals under Section 401(k) of the Internal Revenue Code (the Code). (Prior to January 1, 1994, the Plan was an employee stock ownership plan which permitted Section 401(k) salary deferrals.) Substantially all salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate upon completion of one year of service. However, effective January 1, 1998 this one-year requirement will be eliminated. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. Most non-highly compensated employees (as defined) are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan. Effective January 1, 1997, highly compensated employees (as defined) are permitted to defer an additional 1% to 4% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

       Participant contributions under the Plan are invested, as directed by the participant, in any of eight investment alternatives: the Transamerica Corporation Common Stock Fund, the Transamerica Premier Cash Reserve Fund, the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the T. Rowe Price Equity Income Fund, the Transamerica Fixed Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. All employer matching contributions are invested in the Transamerica Corporation Common Stock Fund. Participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Transamerica Corporation Common Stock Fund to any of the other available investment alternatives.

       Eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the employer matching account are not permitted.

       The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund), are defined as parties in interest with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

       The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer account balances.

Page 16
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1997


NOTE B--Significant Accounting Policies


       Accounting for Investments: The Plan's investment in the Transamerica Corporation Common Stock Fund is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

       The Transamerica Fixed Income Fund is valued at cost plus accrued interest income and the Transamerica Premier Cash Reserve Fund is valued at cost, which approximates fair value. Shares of the Transamerica Bond Fund, the Transamerica Equity Fund, the Transamerica Equity Index Fund, the Dodge & Cox Balanced Fund, and the T. Rowe Price Equity Income Fund, are valued at the net asset value per share reported by the Fund at December 31.

       Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the net asset value on the day they are sold by employees or forfeited to the Plan. The unit price is calculated as the net asset value of the stock as listed in the New York Stock Exchange Composite Transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Transamerica Corporation Common Stock Fund, Dodge & Cox Balanced Fund and T. Rowe Price Equity Income Fund is recorded on the ex-dividend date. Interest income from Transamerica Premier Cash Reserve Fund, Transamerica Fixed Income Fund, Northern Trust's Short Term Investment Fund (cash equivalent) and participant loan is accrued as earned. Interest charged on participant loan is at a fixed rate and is calculated at the Northern Trust prime rate plus one percent.

       Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

       Income Taxes: The Internal Revenue Service has issued a determination letter dated June 13, 1996, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Under a tax-qualified plan, participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

       Certain amounts reported in the financial statements are based on management estimates. Such amounts may ultimately differ from those estimates.

Page 17
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1997


NOTE C--Reportable Transactions


   Changes in the Plan's investment in the Transamerica Corporation Common Stock
Fund during each of the three years in the period ended December 31, 1997 are summarized as follows:

                                                 Shares                 Cost


Balance at December 31, 1994                  3,132,017            $113,826,676
Purchases                                       338,636              20,825,900
Sale for transfer                              (152,156)             (5,226,403)
Sale for loan distribution                      (21,772)               (974,429)
Distributions                                  (215,815)             (7,868,446)
Fair value of forfeiture                         (6,105)               (392,441)
                                             ----------            ------------
Balance at December 31, 1995                  3,074,805             120,190,857
Purchases                                       280,273              21,015,013
Sale for transfer                               (99,125)             (3,695,996)
Sale for loan distribution                      (30,706)             (1,473,526)
Distributions                                  (210,255)             (8,228,446)
Fair value of forfeiture                         (4,117)               (308,666)
                                              ---------            ------------
Balance at December 31, 1996                  3,010,875             127,499,236
Purchases                                       217,965              20,114,149
Sale for transfer                              (166,893)             (6,667,008)
Sale for loan distribution                      (27,311)             (1,425,115)
Distributions                                  (361,317)            (15,339,431)
Fair value of forfeiture                         (2,163)               (143,481)
                                              ---------            ------------
Balance at December 31, 1997                  2,671,156            $124,038,350
                                              =========            ============


Page 18
                       TRANSAMERICA CORPORATION
                     EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 1997



NOTE C--Reportable Transactions (Continued)

       During 1997, there was one open market purchase of Transamerica Corporation Common Stock totaling 2,992 shares at a cost of $283,642 and 38 open market sales of Transamerica Corporation Common Stock totaling 294,248 shares for $27,924,952. (For the Transamerica Fixed Income Fund there were 134 purchases totaling $9,300,389 and 1,013 sales totaling $13,965,844.) These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category (iii) reportable transactions under ERISA.

       Northern Trust Company, as Trustee for the Plan, temporarily invests certain cash receipts of the plan in Northern Trust's Short Term Investment Fund prior to investing the funds in the participants' selected investments. During 1997, there were $52,991,270 in purchases of the Short Term Investment Fund and $51,557,055 in sales which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category
(iii) reportable  transactions  under ERISA. There were no category (i), (ii) or
(iv) reportable transactions during 1997. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

       The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the fair value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1997, 1996 and 1995, and the changes in unrealized appreciation (depreciation).

Page 19
                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS (Continued)

                                    December 31, 1997



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments
(Continued)



                                      Transamerica                                                           T.Rowe
                                      Corporation                                Transamerica  Dodge         Price
                                      Common         Transamerica   Transamerica Equity        & Cox         Equity
                                      Stock          Bond           Equity       Index         Balanced      Income
                                      Fund           Fund           Fund         Fund          Fund          Fund           Total

   UNREALIZED APPRECIATION
                (DEPRECIATION) AT
                 DECEMBER 31, 1994    $ 41,991,165   $  (13,590)   $ 1,706,964   $ 132,801   $  (59,124)  $  (132,385)  $ 43,625,831

Net increase in unrealized
   appreciation in 1995 ..........      61,894,361      710,951      5,508,120     955,305      979,366     1,447,083     71,495,186
                                      ------------   ----------    -----------   ---------   ----------    -----------   -----------
          UNREALIZED APPRECIATION
          AT DECEMBER 31, 1995         103,885,526      697,361      7,215,084   1,088,106      920,242     1,314,698    115,121,017

Net increase in unrealized
   appreciation in 1996 ..........       6,474,360      110,391      7,161,534     972,163      811,346     1,514,999     17,044,793
                                      ------------   ----------    -----------   ---------   ----------   -----------   ------------

          UNREALIZED APPRECIATION
          AT DECEMBER 31, 1996         110,359,886      807,752     14,376,618   2,060,269    1,731,588     2,829,697    132,165,810

Net increase in unrealized
   appreciation in 1997 ..........      50,079,816      627,692     17,857,815   2,429,150    1,156,483     2,355,274     74,506,230
                                      ------------   ----------    -----------   ---------   ----------   -----------   ------------

          UNREALIZED APPRECIATION
          AT DECEMBER 31, 1997        $160,439,702   $1,435,444    $32,234,433  $4,489,419   $2,888,071   $ 5,184,971   $206,672,040
                                      ============   ==========    ===========  ==========   ==========   ===========   ============

